UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                               PlanetRx.com, Inc.
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                         (Title of Class of Securities)

                                   727049 10 8
                                 (CUSIP Number)

                              Gavin C. Grusd, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 31, 2002
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.         727049 10 8                                  Page 2 of 6 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Christopher Liston

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [    ]
                                                              (b)  [    ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


NUMBER OF  SHARES          7    SOLE VOTING POWER
BENEFICIALLY  OWNED BY          16,288,685
EACH REPORTING
PERSON  WITH               8    SHARED VOTING POWER
                                0

                           9    SOLE DISPOSITIVE POWER
                                16,288,685

                          10    SHARED DISPOSITIVE POWER
                                0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                16,288,685

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                26.4%

14       TYPE OF REPORTING PERSON*

                IN

Item 1.  Security and Issuer.

     Christopher Liston is making this statement in reference to shares of common stock, par value $.0001 per share, of PlanetRx.com, Inc., a Delaware corporation. The address of the PlanetRx's principal executive offices is 2207 Sawgrass Village Drive, Ponte Vedra Beach, Florida 32082.

Item 2.  Identity and Background.

     The Reporting Person is making this statement pursuant to Rule 13d-1(a).

         (a)      Name:

                  Christopher Liston

         (b)      Residence or business address:

                  2207 Sawgrass Village Drive
                  Ponte Vedra Beach, Florida 32082

         (c) Liston is a stockholder of PlanetRx and an officer and director of Paragon Homefunding, Inc., a wholly owned subsidiary of PlanetRx.

         (d) Liston has not been convicted in a criminal proceeding in the last five years.

         (e) Liston has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Liston is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.  Purpose of Transaction.

     On May 31, 2002 a change in control of PlanetRx occurred as a result of the closing of the Agreement and Plan of Merger dated April 22, 2002 (the "Paragon Transaction") among PlanetRx, PHI Acquisition Corp., and Paragon Homefunding, Inc.

     55,560,617 shares of common stock of PlanetRx were issued in the Paragon Transaction in conversion of all the outstanding shares of Paragon common stock, at the conversion rate of 34.11243 shares of PlanetRx for one Paragon share (this conversion rate was changed from 27.386626 as of July 16, 2002 to give effect to rescission of a restricted stock grant of 400,000 shares of common stock to a former officer and director of PlanetRx and the recission of a transfer of 100,000 shares of common stock by each of Liston and another shareholder to that former officer and director. The rescission was effected by mutual agreement between that former officer and PlanetRx. The conversion rate changed in accordance with the Agreement and Plan of Merger in the Paragon Transaction as a result of the rescission). This issuance resulted in a change in control in the beneficial ownership of PlanetRx. At the time the Paragon Transaction closed, the holders of shares of Paragon common stock before the closing of the Paragon Transaction became the owners of approximately 90%, in the aggregate, of the issued and outstanding shares of PlanetRx common stock. Other than the conversion of all of the outstanding shares of Paragon common stock into PlanetRx common stock, and the conversion of PHI common stock into shares of Paragon common stock, there was no other consideration for the shares of PlanetRx common stock issued in the Paragon Transaction.

     As a result of the Paragon Transaction, the 477,500 shares of common stock of Paragon owned by Liston were converted into 16,288,685 shares of common stock of PlanetRx.

     Subject to and depending upon prevailing market prices, Liston may purchase shares of common stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions, Liston may determine to dispose of in the open market, in privately negotiated transactions with third parties, or otherwise, shares of common stock owned by him.

Item 5.  Interest in Securities of PlanetRx.

     (a) Liston owns 16,288,685 shares of common stock, which represents 26.4% of the total shares of common stock of PlanetRx outstanding as of June 17, 2002.

     The percentage for Liston was calculated using as the denominator the 61,734,017 outstanding shares of common stock as of June 17, 2002, based upon the Current Report on Form 8-K reporting an event occurring on May 31, 2002.

     (b) Liston has sole voting and dispositive power with respect to all of the 16,288,685 shares of common stock owned by him.

     (c) None.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         1. Agreement and Plan of Merger, dated as of April 22, 2002, among PlanetRx, PHI Acquisition Corp. and Paragon Homefunding, Inc.1


--------
       (1)Denotes document filed as an exhibit to PlanetRx's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002 and incorporated herein by reference.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 23, 2002


                                             /s/ Christopher Liston
                                             ---------------------------------
                                             Christopher Liston




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